Exhibit  99.1

Freeline Announces Executive Leadership Changes

Appointment of Chief Technical Operations Officer James Bircher continues evolution of leadership team to execute across near- and long-term priorities

Amit Nathwani, MD, PhD to return to Chief Scientific Officer role on an interim basis to replace departing Chief Scientific Officer Romuald Corbau

LONDON, June 30, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today announced the expansion of its executive leadership team with the appointment of James “Jay” Bircher as Chief Technical Operations Officer effective July 1, 2021. Mr. Bircher brings nearly three decades of operational excellence in leadership roles across a wide range of pharmaceutical, biotechnology and medical device manufacturing platforms, including AAV gene therapy.

Mr. Bircher will report to Chief Executive Officer Theresa Heggie as part of the executive leadership team. He will bring to Freeline his deep experience leading manufacturing site teams through successful regulatory inspections conducted by the US Food and Drug Administration (“FDA”), including the Center for Biologics Evaluation and Research (“CBER”), the Center for Drug Evaluation and Research (“CDER”), the European Medicines Agency (“EMA”) and other regulatory agencies.

“Jay’s deep knowledge base across manufacturing platforms, compliance, validation, quality control and regulatory matters adds tremendous value to Freeline,” said Theresa Heggie, Chief Executive Officer of Freeline. “We are building a world-class gene therapy company, with a leadership team that has the strength, experience and vision to realize the potential of our leading capsid and platform technology. Jay’s expertise in AAV gene therapies and successful manufacturing track record will help enhance the Company’s ability to advance our gene therapy candidates from the clinic to commercialization.”

Mr. Bircher said, “I am excited to join Freeline now as the Company gains momentum with plans for a third program in the clinic by the end of this year. Freeline has developed industry-leading AAV platform technology and manufacturing capabilities, which together offer the possibility of delivering potentially transformative medicines that could greatly improve patients’ lives.”

The Company also announced that Chief Scientific Officer (“CSO”), Romuald Corbau, PhD, has decided to leave Freeline to pursue other opportunities. Dr. Corbau will continue in his current role until August 20, 2021, to facilitate the smooth transition of his responsibilities. Freeline has begun an international search for his replacement.

Amit Nathwani, MD, PhD, who previously served as the CSO of Freeline, will assume the CSO role on an interim basis. Professor Nathwani, who is the Company’s co-founder, Scientific Advisor and a member of the Board of Directors, has conducted pioneering research on gene therapy in Hemophilia B.

Ms. Heggie added, “I thank Romu for his many contributions to Freeline, including building a stellar team of scientists whose protein engineering and other complementary expertise have been instrumental in the development and maturation of our differentiated platform technology. We are pleased that Amit will be stepping into an interim role as we undertake a comprehensive search for the next CSO.”

About James “Jay” Bircher

Mr. Bircher joins Freeline from Abeona Therapeutics, where he held several roles of increasing responsibility, serving most recently as the company’s Chief Technology Officer leading Process Development, Assay Development, Quality, Validation, Manufacturing, Facilities, CMC Program Management and Supply Chain. Before Abeona, he was Head of Quality at Becton, Dickinson and Company (BD), where he led the company from the groundbreaking of a 120,000-square-foot sterile manufacturing facility to an FDA pre-approval inspection and the eventual launch of several ready-to-administer, prefilled syringe products. Later in his tenure at BD, Mr. Bircher served as Head of Manufacturing, where he was responsible for all formulation, fill and packaging operations. He also held positions of increasing responsibility related to quality with GlaxoSmithKline, Amgen and Tyco Healthcare. Mr. Bircher has a Bachelor of Science degree from Marshall University and is Six Sigma certified.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of a missing protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease and Gaucher disease Type 1, as well as a preclinical program in Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including the advancing of the dose-escalation for the Phase 1/2 clinical study of FLT190; statements that the Company will continue to progress its FLT190 clinical trial; business plans and prospects; capital allocation objectives; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates, as well as its management succession plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates; as well as the ability of the Company to successfully recruit, hire and retain officers and other employees with required or desired skills, training and education on a timely basis to replace departing officers or otherwise, which could adversely impact the Company’s development, regulatory approval or commercialization of its product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in our subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington

Vice President, Investor Relations & Corporate Communications

Freeline Therapeutics

david.arrington@freeline.life

+1 (646) 668 6947